EXHIBIT 99.2
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                                  FORM 51-102F3
                             MATERIAL CHANGE REPORT

1.       NAME AND ADDRESS OF COMPANY

         ARC Energy Trust (the "Trust")
         2100, 440 2nd Avenue S.W.
         Calgary, Alberta
         T2P 5E9

2.       DATE OF MATERIAL CHANGE

         December 6, 2005 and December 16, 2005

3.       NEWS RELEASE

         Press Release issued on December 6, 2005 and December 16, 2005

4.       SUMMARY OF MATERIAL CHANGE

         On December 6, 2005 the Trust announced that ARC Resources Ltd. ("ARC Resources") had entered into agreements to purchase shares in wholly owned subsidiary companies of Imperial Oil Resources and ExxonMobil Canada Energy (together, the "Vendors") that own a 45.47 per cent working interest in the North Pembina Cardium Unit #1 ("NPCU") (the "NPCU Properties") and of Imperial Oil Resources that owns a 100 per cent working interest in certain properties in the Redwater oil field in central Alberta (the "Redwater Properties") (collectively, the "NPCU Properties" and the "Redwater Properties" are referred to as the "Acquisition Assets"). This $462 million acquisition closed on December 16, 2005.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         On December 6, 2005, ARC Resources entered into share sale agreements with the applicable Vendors providing for the acquisition of all of the outstanding shares of 3115151 Nova Scotia Company and 3115153 Nova Scotia Company, which hold the NPCU Properties, for a purchase price of approximately $241 million. On the same date ARC Resources entered into another share sale agreement with the applicable Vendors providing for the acquisition of all of the outstanding shares of 3115152 Nova Scotia Company, (together with 3115151 Nova Scotia Company and 3115153 Nova Scotia Company, the "Companies") which holds the Redwater Properties, for a purchase price of approximately $221 million. The acquisition of the Acquisition Assets closed on December 16, 2005.

         The NPCU Properties and the Redwater Properties were transferred into the Companies on an "as is" basis in respect of environmental matters. The NPCU and Redwater purchase and sale agreements also provide that the applicable Companies are liable for and must indemnify the Vendors for all environmental and reclamation liabilities attributable to the Acquisition Assets and for certain other losses. There are significant environmental and reclamation liabilities attributable to the Redwater Properties. ARC Resources has agreed to form a reclamation trust in relation to the Redwater Properties pursuant to which ARC Resources will agree to contribute to such trust certain minimum amounts, totalling approximately $110 million over a 50 year period, to fund future environmental and reclamation obligations in respect of the Redwater Properties, or to expend certain minimum amounts towards discharging these obligations. The amount will be

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         contributed or expenditures incurred over such period with minimum annual contributions or expenditures over each of the initial five years of approximately $6 million and declining thereafter.

         ARC Resources is purchasing all of the shares of the Companies and ARC Resources and the Vendors believe that there are exemptions from the application of rights of first refusal or there are no applicable rights of first refusal in respect of substantially all of the NPCU Properties and Redwater Properties.

         The current sales of production from the Acquisition Assets is weighted approximately 89 per cent to crude oil and 7 per cent to natural gas and 4 per cent to natural gas liquids. Production from the Acquisition Assets for the 9 months ended September 30, 2005 was 5,219 boe/d. For the year ended December 31, 2004, production from the Acquisition Assets was an average of 5,700 boe/d consisting of 5,142 bbl/d of crude oil and 1,697 Mcfpd of natural gas and 275 bbl/d of natural gas liquids. Independent reserve reports estimated 34,694 mboe of proved reserves, consisting of 12 Bcf of natural gas and 31,425 Mbbl of crude oil and 1,292 Mbbl of natural gas liquids, and 40,060 mboe of proved plus probable reserves (consisting of 13 Bcf of natural gas and 36,344 Mbbl of crude oil and 1,468 Mbbl of natural gas liquids to the Acquisition Assets. ARC Resources anticipates that it will operate nearly 100 per cent of the production from the Acquisition Assets.

         The following table sets out certain operational information for the Trust and the Acquisition Assets and certain pro forma combined operational information after giving effect to the acquisition.

         SELECTED PRO FORMA CONSOLIDATED OPERATIONAL INFORMATION

                                                                                       ACQUISITION    CONSOLIDATED
                                                                             TRUST        ASSETS       PRO FORMA
                                                                             -----        ------       ---------
        AVERAGE DAILY SALES OF PRODUCTION
        (before royalties, for the nine months ended September 30, 2005)
                 Crude oil and Natural Gas Liquids (bbl/d)                  26,550         4,854         31,404
                 Natural gas (Mcf/d)                                       172,432         2,184        174,616
                 Oil equivalent (boe/d)                                     55,288         5,219         60,507

        AVERAGE DAILY SALES OF PRODUCTION
        (before royalties, for the year ended December 31, 2004)
                 Crude oil and Natural Gas Liquids (bbl/d)                  27,152         5,417         32,569
                 Natural gas (Mcf/d)                                       178,309         1,697        180,006
                 Oil equivalent (boe/d)                                     56,870         5,700         62,570


         Additional information regarding the petroleum and natural gas reserves, operations and risk factors attributable to the Acquisition Assets, pro forma financial information of the Trust and a schedule of net operating income of the Acquisition Assets is contained in the Trust's preliminary short form prospectus dated December 8, 2005 (as superseded by a final short form prospectus to be dated on or about December 16, 2005), a copy of which is available on the Trust's SEDAR profile at WWW.SEDAR.COM.

         All oil and natural gas information contained in this material change report has been prepared and presented in accordance with NI 51-101. As the Trust is not currently the owner of the Acquisition Assets, all operational information relating to the Acquisition Assets contained in this material change report is based on information provided to the Trust by third parties. The Trust

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         has adopted the standard of 6 Mcf: 1 BOE when converting natural gas to
         BOEs. BOEs may be misleading, particularly if used in isolation. A BOE conversion rate of 6 Mcf: 1 BOE is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

6.       RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

         N/A

7.       OMITTED INFORMATION

         No information has been omitted.

8.       EXECUTIVE OFFICER

         Steven W. Sinclair, Senior Vice-President, Finance and Chief Financial Officer of ARC Resources Ltd. may be reached at (403) 503-8770.

9.       DATE OF REPORT

         December 16, 2005